FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) November  2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 10, 2010

BY:

Chris Robbins

It’s       Vice President

(Title)

***A printer-friendly PDF version has been attached ***

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

December 10, 2010

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

November 2, 2010

Anglo Swiss Resources 3D Model – Kenville Gold Mine

IMMEDIATE RELEASE

Vancouver, British Columbia.

November 2, 2010

TSX Venture: ASW

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. is pleased to announce that the Company’s Technical group has completed an initial compilation model of the 257 level of the multi-level Kenville Gold Mine located in south-eastern British Columbia. The 3D model is available for viewing at http://www.anglo-swiss.com/3d-modeling .

The 3D modeling of the Kenville Gold mine workings is ongoing and shows drill traces and vein intercepts from over 200 drill holes dating back to the 1940’s; which will greatly assist ongoing exploration and ore definition beyond the historical foot print of the mine. The Company will explore the geometry and structural setting of the vein systems and will focus on the zones with most dilatational potential in the upcoming fall 2010 drill program.

Recent drill intersections have also intersected new high grade vein structure at depths below the original production levels of the Kenville Gold Mine and also striking hundreds of meters to the south (Release October 4, 2010).  These recent discoveries confirm the potential for new gold resources (with silver and copper enrichment), within and beyond this historic gold mining camp which could significantly increase the property’s NI 43-101 compliant gold resource (Release October 8, 2009).

Anglo Swiss Resources is presenting at the 2010 Minerals South Conference in Nelson on November 3rd and 4th , 2010 at the Prestige Lakeside Resort in Nelson, British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled:

  2,029 kilograms of gold or 71,568 ounces;

  861 kilograms of silver or 29,568 ounces;

  23.5 tonnes of lead or 51,808 pounds;

  15 tonnes of zinc or 33,069 pounds;

  1.6 tonnes of copper or 3,527 pounds;

  37 kilograms of cadmium or 81.5 pounds

About Anglo Swiss

Anglo Swiss Resources is earning a majority interest in the 160 square kilometer Nelson Mining Camp, the host to the Company’s 100% owned Kenville Gold Mine. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: corporate@anglo-swiss.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Anglo Swiss Resources’ plan for future exploration and development of its properties.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: the ability of Anglo Swiss Resources to advance development of its properties; price volatility of gold and other metals; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; defective title to mineral claims or property, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labour relations  matters. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law.

November 16, 2010

Anglo Swiss Resources Commences Fall/Winter 2010 - 5,000 Meter Drilling Program on the Kenville Gold Mine Property

IMMEDIATE RELEASE

Vancouver, British Columbia.

November 16, 2010

TSX Venture: ASW

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. is pleased to announce that the Company has commenced its Fall/Winter 2010 diamond drilling program at its 100% owned Kenville Gold Mine property, located near the City of Nelson, in south-eastern British Columbia. Anglo Swiss Resources has contracted Full Force Drilling to complete 5000 meters of surface drilling, commencing immediately.

An extensive review of the results of the 2009/2010 winter drilling program, particularly the holes drilled to the south of the historic Kenville Gold Mine workings (NR Oct 4, 2010) combined with a fresh look at historic data that has been newly consolidated into working models, has presented an exciting new view of the Kenville Gold Mine vein structures. The intersections made during the 2009/2010 drill program extended some of the known veins over 200 meters south of the southernmost underground working faces, as well as having unexpected strikes on newly discovered vein systems at depth.

This latest phase of drilling will investigate the vein extensions moving further south in approximately 100 meter steps, and of equal importance, will also test for continuity to depth, with infill drilling following up in the later stages of drilling. In addition to proving extensions of the known veins to the south and to depth, this drilling will also elaborate on the recently discovered vein intersections encountered last winter. An underground drill program will also be implemented to further complement the surface program; both designed to significantly increase the existing resource of the Kenville Gold Mine property.

It is with great confidence that the Company commences this phase of drilling, as the previous round left strong vein interceptions and open ground, never before drilled extending to the south, southwest and to depth. This drill program will focus on specific targets, based on previous drilled evidence and the extensive compilation of previous drill programs.  Management believes that there is every reason to expect continued high grade results from the next 5000 meters of surface and underground drilling.

Anglo Swiss Resources is developing the Company’s 100% owned Kenville Gold Mine property and is also earning a majority interest in the 160 square kilometer Nelson Mining Camp, south of the Kenville property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: corporate@anglo-swiss.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Anglo Swiss Resources’ plan for future exploration and development of its properties.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: the ability of Anglo Swiss Resources to advance development of its properties; price volatility of gold and other metals; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; defective title to mineral claims or property, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labour relations  matters. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law.

November 18, 2010

ANGLO SWISS RESOURCES APPOINTS MINE MANAGER –  KENVILLE GOLD MINE

IMMEDIATE RELEASE

Vancouver, British Columbia.

November 18, 2010

TSX Venture: ASW

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc is pleased to announce the addition of Mr. Lloyd Penner as the Manager of Exploration and Development of the Kenville Gold Mine property.

Mr. Penner brings many years of experience and knowledge to the Company as a large part of his 25 year career has been spent in the exploration, development and mining of western Canadian gold deposits, from the coastal mountains of  British Columbia to the gold camps of northern Canada and most recently in west Africa.

His mining career began developing the high grade, narrow veins of the Bridge River Valley of BC., in 1986. Other notable projects to-date include the position of mine manager of the QR Mine in the BC interior, a 1000 ton / day cyanide plant with multiple underground and open pit mines operating. Other projects include late stage exploration properties such as Selkirk Metals’ Ruddock Creek property, Imperial Metals’ Red Chris property and Avion Gold’s production gold mine in Mali, west Africa.

Given Lloyd’s knowledge and experience with high grade vein properties like the Kenville Gold Mine, the Company welcomes Lloyd as we are now discovering new high grade vein systems to the south and south west in previously unexplored areas of the property.  It is our strong belief that with Lloyd’s experience and knowledge we have been presented an excellent opportunity to see the Kenville Gold Mine brought through this exploration stage into a full production, high grade mine once again.

Anglo Swiss Resources is developing the Company’s 100% owned Kenville Gold Mine property and is also earning a majority interest in the 160 square kilometer Nelson Mining Camp, south of the Kenville property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: corporate@anglo-swiss.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Anglo Swiss Resources’ plan for future exploration and development of its properties.

November 19, 2010

Anglo Swiss Resources Inc. Extends Warrants

IMMEDIATE RELEASE

Vancouver, British Columbia.

November 19, 2010

TSX Venture: ASW

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. has extended the expiration date related to the following warrants issued in two tranches in a private placement dated December 7, 2007 and December 18, 2007.

December 7, 2007 - 2,105,261 at $1.00 and   625,000 at $0.60, and

December 18, 2007 -  313,751 at $1.00 and 1,875,000 at $0.60.

The new warrant expiration date will be amended to December 7, 2011, subject to regulatory approval. The exercise prices remain unchanged.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.